SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                            ICN PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   44 8924 100
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                                 (CUSIP Number)

             Victor Lewkow, Esq.             Walter M. Epstein, Esq.
      Cleary Gottlieb Steen & Hamilton         Davis & Gilbert LLP
              One Liberty Plaza                   1740 Broadway
             New York, NY 10006             New York, New York 10019
               (212) 225-2000                    (212) 468-4800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 13, 2000
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44 8924 100             SCHEDULE 13D                 Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SSP - Special Situations Partners, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
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                  7     SOLE VOTING POWER

                        5,993,400(1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            NONE
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               5,993,400(1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      NONE
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.5%(1)
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14    TYPE OF REPORTING PERSON*

      IV
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(1) See Item 5

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            The Statement in Schedule 13D, dated November 15, 1999 and filed by SSP - Special Situations Partners, Inc. ("SSP"), the reporting person with the Securities and Exchange Commission (the "SEC") on November 15, 1999 relating to the Common Stock $.01 par value per share of ICN Pharmaceuticals, Inc., as amended by Schedule 13D/A, Amendment No. 1, dated December 6, 1999 and filed by SSP with the SEC on December 6, 1999, is hereby further amended by adding thereto the information set forth below. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the
Schedule 13D, unless the context otherwise requires.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby supplemented by addition of the following:

            Between December 6, 1999 and June 13, 2000, pursuant to open market purchases and the exercise by third parties of put options previously sold to them by SSP, SSP acquired an aggregate of 531,300 shares of Common Stock. In addition, between December 6, 1999 and June 13, 2000, SSP sold or allowed to expire a net 123,000 call options to purchase shares of Common Stock. The aggregate purchase price (net of sale proceeds) of all of the foregoing shares and options was approximately $13.8 million.

            All such purchases were paid for in cash from working capital.

Item 4. Purpose of Transaction.

            Item 4 is hereby supplemented by addition of the following:

            On June 13, 2000 SSP sent a letter (a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference) to the Board of Directors of the Company in which SSP set forth certain steps which it proposed that the Board take


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

to enhance the value of the Company. These proposals include the implementation of steps leading to the division of the Company into at least three separate, publicly traded, operating companies through special stock dividends to the Company's current stockholders. SSP believes that such actions will substantially increase the overall value of the stockholders' investments in the Company. The letter also suggests that if progress on the plan is not made quickly, the proposal should be considered by the stockholders at the 2000 Annual Meeting which SSP understands will be held in September.

Item 5. Interest in Securities of the Issuer.

      Item 5(a) and (b) has been restated in full to reflect additional shares of Common Stock and call options purchased by SSP as follows:

      (a)(b) On the date hereof, SSP owns directly an aggregate of 2,438,400 shares of Common Stock, which constitutes, to the best knowledge of SSP, approximately 3.1% of the issued and outstanding shares of Common Stock on the date hereof. SSP has the sole power to vote or direct the vote and to dispose or direct the disposition of those shares. In addition, SSP is the beneficial owner of currently exercisable options to purchase an aggregate of 3,555,000 shares of Common Stock. If it exercised the options, SSP would own in the aggregate 5,993,400 shares of the Company's issued and outstanding Common Stock (or approximately 7.5%).

      Since December 6, 1999 SSP made open market purchases or acquired shares pursuant to put options being exercised by third parties for 531,300 shares at prices ranging from approximately $24.40 to $35.00 per share for an aggregate cost of approximately $13.8 million. In addition, since December 6, 1999 SSP sold 3,660,000 calls having exercise prices ranging from $15.00 to $55.00 per share and expiration dates from


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

December, 1999 to June, 2000 and replaced these calls with 3,555,000 call options having exercise prices ranging from $25.00 to $67.00 per share and expiration dates from July, 2000 to December, 2000. The aggregate replacement cost was approximately equal to the aggregate sale proceeds from the original calls.

Item 7. Material to be Filed as Exhibits.

      Attached hereto as Exhibit 1 is the letter of SSP dated June 13, 2000 to the Company's Board of Directors relating to SSP's proposals relating to a change in the Company's corporate structure as disclosed in Item 4.

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2000

                                         SSP - SPECIAL SITUATIONS PARTNERS, INC.


                                         By: /s/Eric Knight
                                             -----------------------------------
                                             Name:  Eric Knight
                                             Title: Managing Director


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